For Immediate Release

NOVADAQ Announces Fourth Quarter 2015 Preliminary Unaudited
Revenues and Issues 2016 Revenue Guidance

Toronto, ON – January 11, 2016 – Novadaq Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, announced today preliminary unaudited revenue for the fourth quarter of 2015 and provided 2016 revenue guidance ahead of its participation at the 34th Annual J.P. Morgan Healthcare Conference in San Francisco, CA.

NOVADAQ anticipates total revenues for the fourth quarter of 2015 to be approximately $20 million, reflecting increases of approximately 54% from $13.0 million in the 2014 fourth quarter and 18% sequentially over $17.0 million in the previous quarter.

For the full year 2015, the Company anticipates total revenues to be approximately $63.8 million, representing total year-over-year revenue growth of approximately 37%. These figures are preliminary and unaudited, and actual revenues may differ. The Company currently expects to report final 2015 financial results in February.

“As demonstrated by our sales performance in 2015, we have started moving from market creation into the adoption phase for SPY fluorescence imaging,” said Arun Menawat, NOVADAQ’s President and Chief Executive Officer. “Moving into 2016, we expect that growth trajectory to continue.”

Based on the Company’s business planning and budgeting activities, NOVADAQ anticipates its full year revenue for the fiscal year ending December 31, 2016 to be in the approximate range of $84 million to $86 million, representing total year-over-year revenue growth of between 32% and 35%.

NOVADAQ management is scheduled to present an update on the Company's business at the J.P. Morgan Healthcare Conference on Tuesday, January 12, 2016 at 8:00 a.m. Pacific Time. Both the presentation and the Q&A session that will follow it will be webcast live and archived for 90 days on the Company's website at http://www.novadaq.com under the "Events" tab in the Investors section.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 160 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in extremities in patients undergoing treatment related to cardiovascular diseases and associated conditions. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com